UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 28, 2017

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 28, 2017, ProQR Therapeutics N.V. (“ProQR” or the “Company”) (NASDAQ: PRQR), agreed to the issuance of 1.2 million ordinary shares to institutional investors at an issue price of $5.00 per share in a registered direct offering with gross proceeds of $6.0 million. The closing of the offering is expected to take place on or about July 3, 2017, subject to the satisfaction of customary closing conditions. Leerink Partners LLC acted as the exclusive placement agent for the registered direct offering.

The ordinary shares were sold in the offering by ProQR pursuant to a shelf registration statement on Form F-3 (No. 333-207245), including a base prospectus, previously filed with and declared effective by the Securities and Exchange Commission (the “SEC”). A prospectus supplement related to the offering will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov.

The information contained in this Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. Any offering will be made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: June 28, 2017	By:	/s/ Smital Shah
Smital Shah
Chief Financial Officer